Exhibit 8.1

Jurisdiction of
Name of Subsidiary	Incorporation
1. CEC Telecom Co., Ltd.	PRC
2. Beijing VEVA Technology Co., Ltd.	PRC
3. Strong Metropolitan Limited	Hong Kong SAR
4. Lightful Limited	Hong Kong SAR